EXHIBIT 12.1

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Income from Continuing Operations	$53,048	$40,865	$21,351	$193,341	$124,335	$220,224	$156,501
Fixed Charges	33,339	36,905	138,712	143,410	156,844	148,110	81,451
Adjusted Earnings	$86,387	$77,770	$160,063	$336,751	$281,179	$368,334	$237,952

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$33,339	$36,905	$138,712	$143,410	$156,844	$148,110	$81,451

Ratio of Earnings to Fixed Charges	2.59x	2.11x	1.15x	2.35x	1.79x	2.49x	2.92x